UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2017

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

ABILITY INC.

On October 15, 2017, the Board of Directors (the “Board”) of Ability Inc. (the “Company”) appointed Joseph Tenne to serve as an independent director of the Board and member of the Audit Committee effective on October 15, 2017.

Joseph Tenne serves as a financial consultant to Itamar Medical Ltd., an Israeli TASE-listed company, and from August 2014 to April 2017 served as vice president finance and chief financial officer of that company. Mr. Tenne also serves on the board of directors of AudioCodes Ltd., an Israeli Nasdaq and TASE-listed company, Enzymotec Ltd., an Israeli Nasdaq-listed company, Orbotech Ltd, an Israeli Nasdaq-listed company, MIND C.T.I. Ltd., an Israeli Nasdaq-listed company, Ratio Oil Explorations (Finance) Ltd., an Israeli TASE-listed company and OPC Energy Ltd., an Israeli TASE-listed company. From March 2014 to July 2014, Mr. Tenne served as the chief financial officer of Orgenesis Inc., a U.S. company traded on the OTC. From 2005 to 2013, Mr. Tenne served as the chief financial officer of Ormat Technologies, Inc., a NYSE-listed company and from 2006 to 2013, also served as the chief financial officer of Ormat Industries Ltd. Prior to that, from 2003 to 2005, Mr. Tenne was the chief financial officer of Treofan Germany GmbH & Co. KG, a German company. From 1997 to 2003, Mr. Tenne was a partner in Kesselman & Kesselman, Certified Public Accountants in Israel and a member of PricewaterhouseCoopers International Limited (PwC Israel). Mr. Tenne is a certified public accountant in Israel and holds a bachelor’s degree in accounting and economics and master’s degree in business administration from Tel Aviv University.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

Date: October 16, 2017

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